Filed by General Electric Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: General Electric Company

Commission File No.: 001-00035

SYNCHRONY SHARE EXCHANGE Q&A

GENERAL

1.	What does this mean for Synchrony?

Separation will allow Synchrony to operate as a stand-alone company and pursue a long-term strategy that is focused only on its own business objectives, without consideration of potentially conflicting GE or GECC priorities.

2.	Why should I participate? What happens if I don’t participate?

You should consider participating after careful review of the Prospectus and after consulting with your investment advisor to determine if this investment is in line with your own investment strategy.

In addition, you should consider all of the factors described in “Risk Factors” in the Prospectus. None of GE, Synchrony or any of their respective directors or officers or any of the dealer managers or any other person makes any recommendation as to whether you should tender all, some or none of your shares of GE common stock. You must make your own decision after carefully reading the Prospectus, and the documents incorporated by reference, and consulting with your advisors in light of your own particular circumstances.

3.	Can I tender only a part of my GE common stock in the exchange offer?

Yes. You may tender all, some or none of your GE common stock.

4.	What do I do if I want to retain all of my GE common stock?

If you want to retain your GE common stock, you do not need to take any action in connection with the exchange offer.

5.	Will GECC still own a portion of Synchrony, post the exchange?

Assuming the offer is fully subscribed, GECC will no longer hold equity in Synchrony after completion of the exchange.

6.	What happens if the exchange offer is not fully subscribed? (not enough GE shareholders tender)

This is not the expected outcome. However, if this does occur, GE will distribute a special dividend to all GE shareholders on a pro-rata basis of its remaining shares of Synchrony common stock or alternatively, will conduct one or more additional exchange offers or exchanges, in each case within 12 months of closing of the exchange offer.

7.	Will the GECC employees still remain on the Synchrony board post the share exchange?

If the exchange offer is closed in accordance with its terms, and GE then owns less than 10% of the outstanding Synchrony common stock, the GECC representatives on Synchrony’s board will resign and be replaced by Synchrony’s current board observers.

8.	Who will receive dividends on GE common stock declared prior to the completion of the exchange offer?

The owner of record on the dividend record date will receive the GE dividend.

Owners of record as of September 21, 2015 will receive dividends of $0.23 per share payable on October 26, 2015.

9.	Who may participate in the exchange offer and will it be extended outside the United States?

Any holder of GE common stock during the exchange offer period, which will be at least 20 business days, may participate in the exchange offer, including directors and officers of GE, Synchrony and their respective subsidiaries.

Although GE will deliver the Prospectus to its shareholders to the extent required by U.S. law, the Prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of GE common stock or Synchrony common stock in any jurisdiction in which such offer, sale or exchange is not permitted.

Additional information:

Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. GE has not taken any action under those non-U.S. regulations to facilitate a public offer to exchange GE common stock for Synchrony common stock outside the United States but may take steps to facilitate such tenders. Therefore, the ability of any non-U.S. person to tender GE common stock in the exchange offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the exchange offer without the need for GE or Synchrony to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

All tendering shareholders must make certain representations in the letter of transmittal, including, in the case of non-U.S. shareholders, as to their status and that an exemption under their home country laws that would allow them to participate in the exchange offer without the need for GE or Synchrony to take any action to facilitate a public offering in that country or otherwise is available. GE will rely on those representations and, unless the exchange offer is terminated, plans to accept shares tendered by persons who properly complete the letter of transmittal and provide any other required documentation on a timely basis and as otherwise described herein. Non-U.S. shareholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in GE common stock or Synchrony common stock that may apply in their home countries. GE, Synchrony and the dealer managers cannot provide any assurance about whether such limitations exist.

10.	What will GE do with the shares of GE common stock it acquires in the exchange offer?

GE common stock acquired by GE in the exchange offer will be held as treasury stock unless and until retired or used for other purposes.

11.	What is the impact of the exchange offer on the number of GE shares outstanding?

Any GE common stock acquired by GE in the exchange offer will reduce the total number of GE shares outstanding, although GE’s actual number of shares outstanding on a given date reflects a variety of factors such as option exercises.

12.	Where can I find out more information about GE and Synchrony?

You can find out more information about GE and Synchrony by reading the Prospectus and from various sources described in “Incorporation by Reference.”

13.	Whom should I call if I have questions about the exchange offer or want copies of additional documents?

You may ask any questions about the exchange offer or request copies of the exchange offer documents and the other information incorporated by reference in the Prospectus, without charge, from the information agent, Georgeson at 480 Washington Boulevard, 26th Floor, Jersey City, NJ 07310 or by calling (866) 300-8594 (toll-free in the United States for banks, brokers and shareholders), or (781) 575-2137 (all others outside the U.S.) or contact by e-mail at GEExchange@georgeson.com.

EXCHANGE MECHANICS

14.	How do I participate in the exchange offer?

The procedures you must follow to participate in the exchange offer will depend on whether you hold your shares of GE common stock in certificated form, in uncertificated form registered directly in your name in GE’s share register (“Direct Registration Shares”), or through a broker, dealer, commercial bank, trust company, custodian or similar institution or otherwise. For specific instructions about how to participate, see “The Exchange Offer—Procedures for Tendering,” in the Prospectus.

15.	How long will the exchange offer be open?

The exchange offer will remain open until 12:00 midnight New York City Time at the end of the day on the expiration date which is expected to be November 16, 2015 unless GE chooses to extend the expiration date. During this time you are permitted to tender your shares of GE common stock.

16.	Under what circumstances can the exchange offer be extended?

GE can extend the exchange offer at any time. If GE extends the exchange offer, it will be announced by press release no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date (currently expected to be November 16, 2015).

17.	What is the final exchange ratio?

The final exchange ratio is the number of shares of Synchrony common stock you receive for each share of GE common stock accepted and exchanged in the offer. The fixed discount is applied to Synchrony’s share price to incentivize investors to participate in the offer. This is subject to an upper limit (see Question #xx below for upper limit explanation).

18.	How is the final exchange ratio calculated?

Lesser of the upper limit	and	GE Average Price
SYF Average Price (1–7%)

19.	What is the Average Price?

The Average Price is the simple arithmetic average of the daily volume-weighted average prices for GE common stock and Synchrony common stock on the three trading days ending on and including the second trading day prior to the expiration date of the offer. Please refer to the exchange offer website www.edocumentview.com/GEexchange for the average prices and indicative exchange ratios.

20.	How are the Average GE Price and the Average Synchrony Price determined for purposes of calculating the number of shares of Synchrony common stock to be received for each share of GE common stock accepted in the exchange offer?

The Average GE Price and the Average Synchrony Price for purposes of the exchange offer will equal the simple arithmetic average of the daily volume-weighted average prices (VWAPs) of shares of GE common stock and Synchrony common stock, respectively, on the NYSE during the Averaging Period (the three consecutive trading days ending on and including the second trading day preceding the expiration date of the exchange offer). GE will determine the simple arithmetic average of the daily volume-weighted average prices (VWAPs) of each stock, and such determination will be final.

21.	What is the upper limit?

The upper limit is the maximum number of Synchrony shares that can be received for each share of GE common stock tendered. GE has set the upper limit at 1.1308.

22.	Can GE amend the formula for the final exchange ratio?

Yes. If GE amends the formula for the final exchange ratio, the exchange offer has to be open for at least 10 business days following the amendment.

23.	What is the daily volume-weighted average price or “VWAP”?

The daily VWAPs for shares of GE common stock or Synchrony common stock, as the case may be, will be the volume-weighted average price per share of that stock on the NYSE during the period beginning at 9:30a.m., New York City time (or such other time as is the official open of trading on the NYSE), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE), except that such data will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time. The daily VWAP will be as reported by Bloomberg L.P. as displayed under the heading Bloomberg VWAP on the Bloomberg pages “GE UN<Equity>AQR” with respect to GE common stock and “SYF UN<Equity>AQR” with respect to Synchrony common stock (or any other recognized quotation source selected by GE in its sole discretion if such pages are not available or are manifestly erroneous). The daily VWAPs obtained from Bloomberg L.P. may be different from other sources or investors’ or other security holders’ own calculations. GE will determine the simple arithmetic average of the VWAPs of each stock, and such determination will be final.

24.	How many shares will GE repurchase during the exchange offer?

The number of shares repurchased will not be determined until the final exchange ratio is determined. The final exchange ratio will be announced by press release by 9:00 a.m., New York City time, on the trading day (currently expected to be November 13, 2015) immediately preceding the expiration date of the exchange offer (currently expected to be November 16, 2015). At such time, the final exchange ratio will also be available at www.edocumentview.com/GEexchange.

25.	Will I be able to withdraw the shares of GE common stock that I tender in the exchange offer before and after the final exchange ratio has been determined?

Yes. The final exchange ratio used to determine the number of shares of Synchrony common stock that you will receive for each share of GE common stock accepted in the exchange offer will be announced by 9:00 a.m., New York City time, on the trading day preceding the expiration date of the exchange offer. The expiration date of the exchange offer (currently expected to be November 16, 2015) may be extended or the exchange offer may be terminated. You have a right to withdraw shares of GE common stock you have tendered at any time before 12:00 midnight, New York City time, at the end of the day on the expiration date of the exchange offer.

If you hold your shares through any of GE’s 401k savings plans, including the RSP, you will be provided with instructions on how to withdraw your shares by your plan.

26.	How soon will I receive delivery of my Synchrony common stock once I have tendered my GE common stock?

Assuming the shares of GE common stock tendered in the exchange offer have been accepted for exchange, the exchange agent will cause shares of Synchrony common stock to be credited to you in book-entry form promptly after the expiration of the exchange offer. For more information, contact the information agent: Georgeson at 480 Washington Boulevard, 26th Floor, Jersey City, NJ 07310 or by calling (866) 300-8594 (toll-free in the United States for banks, brokers and shareholders), or (781) 575-2137 (all others outside the U.S.) or contact by e-mail at GEExchange@georgeson.com

27.	What happens if the minimum amount of shares are tendered, but not enough shares of GE common stock are tendered to allow GE to exchange all of the shares of Synchrony common stock it owns?

GE has informed Synchrony that, following the completion of the exchange offer, in the event that more than the minimum amount of shares are tendered but not enough shares of GE common stock are tendered to allow GE to exchange all of its shares of Synchrony common stock, GE will conduct the pro rata spin-off of all its remaining shares of Synchrony common stock or, alternatively, one or more additional exchange offers or exchanges of all of its remaining shares of Synchrony common stock for GE common stock, in any case, within 12 months of the closing of the exchange offer. See the Prospectus for additional information.

28.	What happens if the exchange offer is oversubscribed and GE is unable to fulfill all tenders of GE common stock at the exchange ratio?

In that case, all shares of GE common stock that are validly tendered and not validly withdrawn will generally be accepted for exchange on a pro rata basis in proportion to the number of shares tendered, which is referred to as “proration.” Shareholders who beneficially own “odd-lots” (less than 100 shares) of GE common stock and who validly tender all of their shares will not be subject to proration, assuming such shareholders request such preferential treatment in the letter of transmittal. For instance, if you beneficially own 50 shares of GE common stock and tender all 50 shares, your odd-lot will not be subject to proration. If, however, you hold less than 100 shares of GE common stock, but do not tender all of your shares, you will be subject to proration to the same extent as holders of 100 or more shares if the exchange offer is oversubscribed. Beneficial holders of 100 or more shares of GE common stock are not eligible for this preference, even if those holders have separate stock certificates representing less than 100 shares.

Proration for each tendering shareholder will be based on the number of shares of GE common stock tendered by that shareholder in the exchange offer, and not on that shareholder’s aggregate ownership of GE common stock. Any shares of GE common stock not accepted for exchange as a result of proration will be returned to tendering shareholders. GE will announce its preliminary determination, if any, of the extent to which tenders will be prorated by press release by 9:00 a.m., New York City time, on the trading day immediately following the expiration of the exchange offer. This preliminary determination is referred to as the “preliminary proration factor.” GE will announce its final determination of the extent to which tenders will be prorated by press release promptly after this determination is made. This final determination is referred to as the “final proration factor.”

29.	Will all the shares of GE common stock that I tender be accepted in the exchange offer?

Not necessarily. The maximum number of shares of GE common stock that will be accepted if the exchange offer is completed will be equal to the number of shares of Synchrony common stock held by GE divided by the final exchange ratio (which will be subject to the upper limit). GE holds 705,270,833 shares of Synchrony common stock, accordingly, the largest possible number of shares of GE common stock that will be accepted equals 705,270,833 divided by the final exchange ratio. Depending on the number of shares of GE common stock validly tendered in the exchange offer and not validly withdrawn, and the Average GE Price and Average Synchrony Price, GE may have to limit the number of shares of GE common stock that it accepts in the exchange offer through a proration process. Any proration of the number of shares accepted in the exchange offer will be determined on the basis of the proration mechanics described in the Prospectus.

30.	Will I receive any fractional shares of Synchrony common stock in the exchange offer?

No. Fractional shares of Synchrony common stock will not be distributed in the exchange offer. Instead, you will receive cash in lieu of a fractional share.

The distribution of fractional share proceeds will take longer than the distribution of shares of Synchrony common stock. As a result, stockholders will not receive fractional share proceeds at the same time they receive shares of Synchrony common stock.

31.	How and when will I know the final exchange ratio?

The final exchange ratio showing the number of shares of Synchrony common stock that you will receive for each share of GE common stock accepted in the exchange offer will be announced by press release by 9:00 a.m., New York City time, on the trading day (currently expected to be November 13, 2015) immediately preceding the expiration date of the exchange offer (currently expected to be November 16, 2015). At such time, the final exchange ratio will also be available at www.edocumentview.com/GEexchange. In addition, you may also contact the information agent to obtain indicative exchange ratios (prior to the time the final exchange ratio becomes available) and the final exchange ratio (after the time the final exchange ratio becomes available) at its toll-free number provided on the back cover of the Prospectus.

32.	What if the trading market in either shares of GE common stock or Synchrony common stock is disrupted on one or more days during the Averaging Period?

If a market disruption event (as defined in the Prospectus) occurs with respect to shares of GE common stock or Synchrony common stock on any day during the Averaging Period, the simple arithmetic average stock price of GE common stock and Synchrony common stock will be determined using the simple arithmetic average of the daily volume-weighted average prices (VWAPs) of shares of GE common stock and Synchrony common stock on the preceding trading day or days, as the case may be, on which no market disruption event occurred. If, however, GE decides to extend the exchange offer period following a market disruption event, the dates of the Averaging Period will be reset. If a market disruption event occurs, GE may terminate the exchange offer if, in its reasonable judgment, the market disruption event has impaired the benefits of the exchange offer. See the Prospectus for additional information.

33.	Why is there an upper limit on the number of shares of Synchrony common stock I can receive for each share of GE common stock that I tender?

GE set this upper limit to ensure that any unusual or unexpected decrease in the trading price of Synchrony common stock, relative to the trading price of GE common stock, during the exchange offer period, would not result in an unduly high number of shares of Synchrony common stock being exchanged for each share of GE common stock accepted in the exchange offer. See the Prospectus for additional information.

34.	What will happen if the upper limit is in effect?

GE will announce whether the upper limit on the number of shares that can be received for each share of GE common stock tendered is in effect, through www.edocumentview.com/GEexchange and by press release, no later than 9:00 a.m., New York City time, on the trading day (currently expected to be November 13, 2015) immediately preceding the expiration date of the exchange offer (currently expected to be November 16, 2015). If the upper limit is in effect at that time, then the final exchange ratio will be fixed at the upper limit and you will receive 1.1308 shares of Synchrony common stock for each share of GE common stock accepted in the exchange offer. If the upper limit is in effect, you will receive less than $107.53 of Synchrony common stock for each $100 of GE common stock that you tender based on the Average GE Price and Average Synchrony Price, and you could receive much less.

35.	Will indicative exchange ratios be provided during the exchange offer period?

Yes. A website will be maintained at www.edocumentview.com/GEexchange.com that will provide the daily VWAPs of both GE common stock and Synchrony common stock during the exchange offer. You may also contact the information agent at its toll-free number provided on the back cover of the Prospectus to obtain this information. See the Prospectus for additional information.

36.	Are there circumstances under which I would receive fewer shares of Synchrony common stock than I would have received if the exchange ratio were determined using the closing prices of the shares of GE common stock and Synchrony common stock on the expiration date of the exchange offer?

Yes. For example, if the trading price of shares of GE common stock were to increase during the last two trading days of the exchange offer period (currently expected to be November 13, 2015 and November 16, 2015), the Average GE Price would likely be lower than the closing price of shares of GE common stock on the expiration date of the exchange offer. As a result, you may receive fewer shares of Synchrony common stock for each $100 of GE common stock than you would have if the Average GE Price were calculated on the basis of the closing price of shares of GE common stock on the expiration date or on the basis of an Averaging Period that includes the last two trading days of the exchange offer. Similarly, if the trading price of Synchrony common stock were to decrease during the last two trading days of the exchange offer, the Average Synchrony Price would likely be higher than the closing price of shares of Synchrony common stock on the expiration date of the exchange offer. This could also result in your receiving fewer shares of Synchrony common stock for each $100 of GE common stock than you would otherwise receive if the

Average Synchrony Price were calculated on the basis of the closing price of shares of Synchrony common stock on the expiration date or on the basis of an Averaging Period that includes the last two trading days of the exchange offer.

EMPLOYEES

37.	Will holders of GE stock options or restricted stock units (“RSUs”) have the opportunity to exchange their GE stock options for Synchrony stock options in the exchange offer?

It depends. Neither holders of unvested stock options nor holders of RSUs and performance share units can tender the shares underlying such awards in the exchange offer. However, holders of vested and unexercised GE stock options can exercise their vested stock options in accordance with the terms of the plans under which the options were issued and tender the shares of GE common stock received upon exercise in the exchange offer. An exercise of a GE stock option cannot be revoked for any reason, including if the exchange offer is terminated for any reason or if shares of GE common stock received upon exercise are tendered and not accepted for exchange in the exchange offer. Additionally, if you hold shares of GE common stock as a result of the vesting and settlement of RSUs, these shares can be tendered in the exchange offer.

If you are a holder of vested and unexercised GE stock options and wish to exercise such stock options and tender shares of GE common stock received upon exercise in the exchange offer, you should be certain to initiate such exercise generally no later than 4 p.m., New York City time, on the eighth business day of the exchange offer (expected to be October 28, 2015), such that the shares of GE common stock are received in your account in enough time to tender the shares in accordance with the instructions for tendering available from your broker or account administrator.

There are tax consequences associated with the exercise of a stock option and individual tax circumstances may vary. You are urged to consult the Prospectus provided to you in connection with your participation in the General Electric Company 2007 Long-Term Incentive Plan, as amended and restated on April 25, 2012, and to consult your own tax advisor regarding the consequences to you of exercising your stock options. You are also urged to read carefully the discussion in “Material U.S. Federal Income Tax Consequences” in the Prospectus and to consult your own tax advisor regarding the consequences to you of the exchange offer.

EMPLOYEES (Non-US)

38.	If I reside outside the U.S and Canada and hold GE stock through a GE-sponsored benefit plan, am I eligible to participate?

GE stock held in GE-sponsored Employee Stock Purchase Plans and Profit Sharing Plans outside of the U.S. and Canada may not be eligible to be tendered in the exchange offer. You should contact your plan administrator for further details.

39.	Why can’t I participate?

Certain plan rules prevent participants from holding non-GE stock in GE sponsored plans. In addition, countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. Except as described in the Prospectus and in the letter of transmittal, GE has not taken any action under those non-U.S. regulations to facilitate a public offer to exchange GE common stock or Synchrony common stock outside the United States but may take steps to facilitate such tenders. Therefore, the ability of any non-U.S. person to tender GE common stock in the exchange offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the exchange offer without the need for GE or Synchrony to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

40.	Why was the exchange offer not communicated to me?

Although GE will deliver the Prospectus to its shareholders to the extent required by U.S. law, the Prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of GE common stock or Synchrony common stock in any jurisdiction in which such offer, sale or exchange is not permitted.

41.	Can I participate if I reside outside the U.S. and Canada but hold stock through a personal broker?

Certain plan rules prevent participants from holding non-GE stock in GE sponsored plans. In addition, countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. Except as described in the Prospectus and in the letter of transmittal, GE has not taken any action under those non-U.S. regulations to facilitate a public offer to exchange GE common stock or Synchrony common stock outside the United States but may take steps to facilitate such tenders. Therefore, the ability of any non-U.S. person to tender GE common stock in the exchange offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the exchange offer without the need for GE or Synchrony to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors. Please review the Prospectus and letter of transmittal.

TAX

42.	Will I be taxed on the shares of Synchrony common stock that I receive in the exchange offer?

For U.S. federal income tax purposes, the exchange offer is intended to qualify for tax-free treatment (except for cash received in lieu of fractional shares) and is conditioned on the continuing validity of a private letter ruling from the IRS as to certain issues relating to, and GE receiving an opinion from tax counsel confirming, the tax-free treatment of the exchange offer.

If there is a later determination that the exchange offer is taxable for U.S. federal income tax purposes, participating GE shareholders could incur significant tax liability. Please see the Prospectus for additional information.

Holders of GE common stock should consult their own tax advisors as to the particular tax consequences of the exchange offer to them.

Additional Information and Where to Find It

This document is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. Synchrony has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the Prospectus and GE has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, GE, Synchrony and related matters, and GE will deliver the Prospectus to holders of GE common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of GE, Synchrony or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Holders of GE common stock may obtain the Prospectus, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and will be able to obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Holders of GE common stock will also be able to obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that GE and Synchrony file electronically with the SEC and that may be obtained for free. The address of that website is http://www.sec.gov. Holders of GE common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on this website. Alternatively, Georgeson Inc., the information agent for the exchange offer, will, upon request, arrange to send the Prospectus to holders of GE common stock who call (866) 300-8594 (toll-free in the United States) or (781) 575-2173 (internationally).

Forward-Looking Statements

This document contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” or “target.”

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about our announced plan to reduce the size of our financial services businesses, including expected cash and non-cash charges associated with this plan; expected income; earnings per share; revenues; organic growth; margins; cost structure; restructuring charges; cash flows; return on capital; capital expenditures, capital allocation or capital structure; dividends; and the split between Industrial and GE Capital earnings.

For us, particular uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include:

•	failure to consummate the exchange offer;

•	obtaining (or the timing of obtaining) any required regulatory reviews or approvals or any other consents or approvals associated with our announced plan to reduce the size of our financial services businesses;

•	our ability to complete incremental asset sales as part of that plan in a timely manner (or at all) and at the prices we have assumed;

•	changes in law, economic and financial conditions, including interest and exchange rate volatility, commodity and equity prices and the value of financial assets, including the impact of these conditions on our ability to sell or the value of incremental assets to be sold as part of our announced plan to reduce the size of our financial services businesses as well as other aspects of that plan;

•	the impact of conditions in the financial and credit markets on the availability and cost of GECC’s funding, and GECC’s exposure to counterparties;

•	the impact of conditions in the housing market and unemployment rates on the level of commercial and consumer credit defaults;

•	pending and future mortgage loan repurchase claims and other litigation claims in connection with WMC, which may affect our estimates of liability, including possible loss estimates;

•	our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so;

•	the adequacy of our cash flows and earnings and other conditions, which may affect our ability to pay our quarterly dividend at the planned level or to repurchase shares at planned levels;

•	GECC’s ability to pay dividends to GE at the planned level, which may be affected by GECC’s cash flows and earnings, financial services regulation and oversight, and other factors;

•	our ability to convert pre-order commitments/wins into orders;

•	the price we realize on orders since commitments/wins are stated at list prices;

•	customer actions or developments such as early aircraft retirements or reduced energy demand and other factors that may affect the level of demand and financial performance of the major industries and customers we serve;

•	the effectiveness of our risk management framework;

•	the impact of regulation and regulatory, investigative and legal proceedings and legal compliance risks, including the impact of financial services regulation and litigation;

•	adverse market conditions, timing of and ability to obtain required bank regulatory approvals, or other factors relating to us or Synchrony Financial that could prevent us from completing the Synchrony Financial split-off as planned;

•	our capital allocation plans, as such plans may change including with respect to the timing and size of share repurchases, acquisitions, joint ventures, dispositions and other strategic actions;

•	our success in completing, including obtaining regulatory approvals for, announced transactions, such as the proposed transactions and alliances with Alstom, Appliances and our announced plan to reduce the size of our financial services businesses, and our ability to realize anticipated earnings and savings;

•	our success in integrating acquired businesses and operating joint ventures;

•	the impact of potential information technology or data security breaches; and

•	the other factors that are described in “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014.

These or other uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.